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                               April 19, 2023

       Steven Arenal
       Chief Executive Officer
       Lucent, Inc.
       1633 East Fourth Street
       Suite 148
       Santa Ana, CA 92701

                                                        Re: Lucent, Inc.
                                                            Amendment No. 4 to
Form 10
                                                            Filed April 10,
2023
                                                            File No. 000-56509

       Dear Steven Arenal:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 4 to Form 10-12G

       Item 1. Description of Business, page 1

   1. We partially reissue comment 1. Please revise the discussion of the prior failure to file periodic reports to
clearly disclose that the potential actions relate to the risk that the company may again fail
to file periodic reports going forward. Please also address the risk to investors if
you continue to be delinquent or become delinquent again in the future. Lastly, as
previously requested, please revise the risk factor subheading on page 6 to make it clear the
risk relates to the company's failure to file required periodic reports.
       Item 5. Directors and Executive Officers, page 12

   2. We note your response to comment 2 of our letter. Please remove the mitigating language from the risk factor on
page 6. Additionally, we note that you have not included all of the
 Steven Arenal
Lucent, Inc.
April 19, 2023
Page 2
      potential conflicts of interest. For example only, discuss the conflicts of interest relating to identifying a target business, and allocation of time and resources of management.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,
FirstName LastNameSteven Arenal
                                                             Division of
Corporation Finance
Comapany NameLucent, Inc.
                                                             Office of Real
Estate & Construction
April 19, 2023 Page 2
cc:       Byron Thomas, Esq.
FirstName LastName